UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

DIEDRICH COFFEE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

253675201

(CUSIP Number)

Paul C. Heeschen

Heeschen & Associates

450 Newport Center Drive, Suite 450

Newport Beach, California 92660

(949) 644-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 253675201		Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul C. Heeschen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 253675201		Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sequoia Enterprises, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A
CUSIP No. 253675201		Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WF Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A
CUSIP No. 253675201		Page 5 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). D.C.H., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer.

This Schedule 13D Amendment No. 11 (this “Amendment No. 11”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons (as defined below), as previously amended (the “Schedule 13D”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Diedrich Coffee, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 28 Executive Park, Suite 200, Irvine, California 92614.

Item 2.	Identity and Background.

(a) The persons filing this Amendment No. 11 are Sequoia Enterprises, L.P., a California limited partnership (“Sequoia”), WF Trust, an irrevocable trust, D.C.H., L.P., a California limited partnership, and Paul C. Heeschen, an individual and the sole general partner of Sequoia Enterprises, L.P. and D.C.H., L.P. and the sole trustee of WF Trust (collectively, the “Reporting Persons”).

(b) The address of the principal business office of the Reporting Persons is 450 Newport Center Drive, Suite 450, Newport Beach, California 92660.

(c) Mr. Heeschen is a principal with Heeschen & Associates, a private investment firm, located at 450 Newport Center Drive, Suite 450, Newport Beach, California 92660. Mr. Heeschen resigned as the Executive Chairman of the Board of Directors of the Issuer on May 11, 2010, in connection with the transactions pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 7, 2009, by and among the Issuer, Green Mountain Coffee Roasters, Inc., a Delaware corporation (“GMCR”), and Pebbles Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of GMCR (“Acquisition Sub”).

(d)-(e) During the last five years, neither Seqoia, WF Trust, D.C.H., L.P. nor Mr. Heeschen has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sequoia is a California limited partnership. WF Trust is an irrevocable trust. D.C.H., L.P. is a California limited partnership. Mr. Heeschen is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

All shares of Common Stock (“Shares”), options and warrants described in Item 4 were previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

On December 11, 2009, pursuant to the Merger Agreement, Acquisition Sub commenced a tender offer (the “Offer”) to acquire all of the issued and outstanding Shares at a purchase price of $35.00 per Share in cash, without interest (the “Offer Consideration”).

On May 5, 2010, 112,860 of the Shares beneficially owned by Mr. Heeschen were transferred to charity, consisting of 38,573 Shares held directly by Mr. Heeschen (which consisted of 12,859 Shares transferred by Sequoia and 25,714 Shares transferred by D.C.H., L.P. to Mr. Heeschen immediately prior to such transfer to charity), 2,587 Shares held directly by Sequoia, and 71,700 Shares held directly by D.C.H., L.P. Additionally, on May 6, 2010, 50,000 of the Shares beneficially owned by Mr. Heeschen were transferred to charity, consisting completely of Shares held directly by Sequoia.

All 2,281,183 of the remaining Shares beneficially owned by Mr. Heeschen were tendered into the Offer, consisting of 1,508,158 Shares held directly by Sequoia, 321,854 Shares held directly by D.C.H., L.P., 450,000 Shares held directly by WF Trust, 921 Shares held directly by Mr. Heeschen, and 250 Shares held directly by the Paul C. Heeschen Revocable Living Trust.

On May 11, 2010, GMCR issued a press release announcing that 5,446,334 Shares, representing approximately 95.06% of the Shares outstanding, were accepted for payment by Acquisition Sub (the time of such acceptance, the “Acceptance Time”). As a result, Acquisition Sub was entitled to, and has, consummated a short-form merger of Acquisition Sub with and into the Issuer (the “Merger”) under Section 253 of the Delaware General Corporation Law (the “DGCL”). In the Merger, all outstanding Shares (other than Shares held by the Issuer, GMCR, Acquisition Sub or any other wholly owned subsidiary of GMCR, which Shares shall be canceled and retired and cease to exist, and other than Shares held by stockholders who properly exercise appraisal rights under Section 262 of the DGCL) were canceled and converted into the right to receive the Offer Consideration.

At the Acceptance Time, the 96,250 outstanding stock options held directly by Mr. Heeschen were canceled, and, in exchange, Mr. Heeschen received an amount in cash equal to the excess of the Offer Consideration over the exercise price per Share of each stock option, multiplied by the number of Shares subject to such stock option, or $3,027,893 in the aggregate. Also at the Acceptance Time, (i) the outstanding warrants to purchase 1,687,000 Shares held by Sequoia were canceled, and, in exchange, Sequoia received an amount in cash equal to the excess of the Offer Consideration over the exercise price per Share of each warrant, multiplied by the number of Shares subject to such warrant, or $55,858,950 in the aggregate; and (ii) the outstanding warrant to purchase 300,000 Shares held by WF Trust was canceled, and, in exchange, WF Trust received an amount in cash equal to the excess of the Offer Consideration over the exercise price per Share of such warrant, or $10,005,000 in the aggregate.

Following the Merger, the Shares became eligible for removal from listing on the NASDAQ Capital Market and for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On May 11, 2010, the NASDAQ Stock Market LLC filed a Form 25 relating to the withdrawal of the Issuer’s class of common stock from listing on the NASDAQ Capital Market and from registration under Section 12(b) of the Exchange Act. It is also expected that the Issuer will file a Form 15 relating to the termination and suspension of its obligations under Section 12(g) and Section 15(d) of the Exchange Act, respectively.

As a result of the transactions described above, each of the Reporting Persons no longer beneficially owns any Shares.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text thereof, which is attached hereto as an exhibit and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As a result of the transactions described above, the Reporting Persons no longer beneficially own any Shares.

(c) The information provided in Item 4 is hereby incorporated by reference. There have been no other transactions by the Reporting Persons in Common Stock during the past 60 days.

(d) Not applicable.

(e) Each of the Reporting Persons ceased to be a beneficial owner of 5% or more of the Common Stock on May 11, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Paul C. Heeschen resigned as the Executive Chairman of the Board of Directors of the Issuer on May 11, 2010, in connection with the transactions pursuant to the Merger Agreement. Except as described herein, no Reporting Person has any contracts, understandings, arrangements or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On December 7, 2009, Mr. Heeschen entered into a Stockholder Agreement (the “Stockholder Agreement”) with GMCR pursuant to which he agreed, in his capacity as a stockholder of the Issuer, to tender 1,832,580 of his beneficially owned Shares to Acquisition Sub in the Offer. The Stockholder Agreement automatically terminated upon the effective time of the Merger. The foregoing description of the Stockholder Agreement is qualified in its entirety by reference to the full text thereof, which is attached hereto as an exhibit and incorporated herein by reference.

The Shares underlying Sequoia’s warrant to purchase 250,000 Shares (the “2001 Warrant”) were subject to registration rights contained in that certain Registration Rights Agreement, dated May 8, 2001 (the “Registration Rights Agreement”), the form of which appears as an exhibit to that certain Common Stock and Warrant Purchase Agreement, dated March 14, 2001. Pursuant to the terms of the Registration Rights Agreement, Sequoia’s rights and obligations thereunder terminated at the Acceptance Time.

On May 10, 2004, Sequoia and the Issuer entered into a Contingent Convertible Note Purchase Agreement, which was subsequently amended on June 30, 2004, March 31, 2006, September 22, 2006, June 19, 2008, August 26, 2008, March 27, 2009 and April 29, 2009 (as amended, the “Note Purchase Agreement”). The Note Purchase Agreement expired on March 31, 2010, and the Issuer paid all outstanding amounts thereunder to Sequoia on such date. The foregoing description of the Note Purchase Agreement is qualified in its entirety by reference to the full text thereof, which is attached hereto as an exhibit and incorporated herein by reference.

On August 26, 2008, Sequoia and the Issuer entered into a Loan Agreement (the “Loan Agreement”). The Loan Agreement expired at the Acceptance Time, and the Issuer paid all outstanding amounts thereunder to Sequoia at such time. The Loan Agreement is qualified in its entirety by reference to the full text thereof, which is attached hereto as an exhibit and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (incorporated by reference to such exhibit to the Reporting Persons’ Schedule 13D (Amendment No. 8) filed on April 21, 2009)

Exhibit 2	Common Stock and Warrant Purchase Agreement, dated March 14, 2001, between the Issuer and Sequoia (incorporated by reference to such exhibit to the Issuer’s Quarterly Report on Form 10-Q filed on April 23, 2001)

Exhibit 3	Warrant Agreement, dated May 8, 2001, between the Issuer and Sequoia (incorporated by reference to such exhibit to the Issuer’s Quarterly Report on Form 10-Q filed on April 23, 2001)

Exhibit 4	Contingent Convertible Note Purchase Agreement, dated May 10, 2004, between the Issuer and Sequoia (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on November 3, 2004)

Exhibit 5	Amendment No. 1 to Contingent Convertible Note Purchase Agreement, dated June 30, 2004, between the Issuer and Sequoia (incorporated by reference to such exhibit to the Issuer’s Annual Report on Form 10-K filed on September 26, 2006)

Exhibit 6	Amendment No. 2 to Contingent Convertible Note Purchase Agreement, dated March 31, 2006, between the Issuer and Sequoia (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on March 31, 2006)

Exhibit 7	Amendment No. 3 to Contingent Convertible Note Purchase Agreement, dated September 22, 2006, between the Issuer and Sequoia (incorporated by reference to such exhibit to the Issuer’s Annual Report on Form 10-K filed on September 26, 2006)

Exhibit 8	Amending Agreement, dated June 19, 2008, between the Issuer and Sequoia (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on June 25, 2008)

Exhibit 9	Amendment No. 4 to Contingent Convertible Note Purchase Agreement, dated August 26, 2008, between the Issuer and Sequoia (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 10	Amendment No. 5 to Contingent Convertible Note Purchase Agreement, dated March 27, 2009, between the Issuer and Sequoia (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on March 30, 2009)

Exhibit 11	Amendment No. 6 to Contingent Convertible Note Purchase Agreement, dated April 29, 2009, between the Issuer and Sequoia (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on May 4, 2009)

Exhibit 12	Loan Agreement, dated August 26, 2008, between the Issuer and Sequoia (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 13	Agreement and Plan of Merger, dated as of December 7, 2009, by and among Green Mountain Coffee Roasters, Inc., Pebbles Acquisition Sub, Inc. and the Issuer (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on December 8, 2009)

Exhibit 14	Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and Paul C. Heeschen (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on December 8, 2009)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 11 is true, complete and correct.

Dated: May 12, 2010

Sequoia Enterprises, L.P., a California limited partnership

By:	/s/ PAUL C. HEESCHEN
Paul C. Heeschen General Partner

D.C.H. L.P., a California limited partnership

By:	/s/ PAUL C. HEESCHEN
Paul C. Heeschen General Partner

WF Trust, an irrevocable trust

By:	/s/ PAUL C. HEESCHEN
Paul C. Heeschen Trustee

Paul C. Heeschen, an individual

By:	/s/ PAUL C. HEESCHEN
Paul C. Heeschen